UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Intellia Therapeutics, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

45826J105

(CUSIP Number)

Scott A. Brown
General Counsel and
Chief Administrative Officer
Novartis Institutes for BioMedical Research, Inc.
250 Massachusetts Avenue
Cambridge, MA 02139
(617) 871-8000

With a copy to:

G. Scott Lesmes, Esq.

Hillary P. Daniels, Esq.
Morrison & Foerster LLP
2000 Pennsylvania Avenue NW, Suite 6000
Washington, D.C. 20006
(202) 887-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45826J105

1.	Names of Reporting Persons Novartis Institutes for BioMedical Research, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 2,176,148

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 2,176,148

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,176,148

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%*

14.	Type of Reporting Person (See Instructions) CO

* This calculation is based on 59,080,783 shares of common stock, par value $0.0001 per share (“Common Stock”), outstanding as of October 30, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed by the Issuer with the Securities and Exchange Commission (“SEC”) on November 5, 2020.

CUSIP No. 45826J105

1.	Names of Reporting Persons Novartis AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 2,176,148

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 2,176,148

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,176,148

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%*

14.	Type of Reporting Person (See Instructions) CO, HC

* This calculation is based on 59,080,783 shares of Common Stock, outstanding as of October 30, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed by the Issuer with the SEC on November 5, 2020.

Explanatory Note

This Amendment No. 5 (the “Amendment No. 5”) amends the statement on Schedule 13D originally filed by the Reporting Persons on May 11, 2016 and amended on December 14, 2017, March 23, 2018, March 30, 2020 and August 20, 2020 (the “Schedule 13D”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended such that all references to Schedule I contained within Item 2 and otherwise within the Schedule 13D shall refer to the Schedule I included in this Amendment No. 5.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“(a)-(b) As of the date hereof, each of the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 2,176,148 shares of Common Stock. Each Reporting Person has shared voting and dispositive power with the other Reporting Person.

Based on the 59,080,783 shares of Common Stock outstanding as of October 30, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed by the Issuer with the SEC on November 5, 2020, the Common Stock held by the Reporting Persons constitutes 3.7% of the outstanding shares of Common Stock of the Issuer.

NIBRI is a wholly-owned indirect subsidiary of Novartis. Novartis, as the parent company of NIBRI, may be deemed to beneficially own all of the shares of Common Stock held directly by NIBRI.

(c) The price per share, exclusive of any fees, commissions or other expenses for the sales made by the Reporting Persons in the past 60 days are as set forth in the following table:

Reporting Person	Sale Date	Shares Sold	Weighted Average Price Per Share	Price Range for Shares Sold
NIBRI	1/19/21	185,914	$83.56	$81.86 to $85.09
NIBRI	1/20/21	107,814	$82.64	$80.52 to $85.46
NIBRI	1/21/21	1,882,419	$67.97	$67.51 to $82.51

The Reporting Persons undertake to provide the Issuer, any stockholder of the Issuer, or the Staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this Item 5(c) to this Schedule 13D.

The shares were sold in ordinary brokers’ transactions. Except as reported in this Item 5, none of the Reporting Persons has effected a transaction in shares of the Issuer’s common stock during the past 60 days.

(d) Not applicable.

(e) January 21, 2021.''

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated: January 22, 2021

NOVARTIS INSTITUTES FOR BIOMEDICAL RESEARCH, INC.

By:	/s/ Scott A. Brown
	Name:	Scott A. Brown

	Title:	Authorized Signatory

NOVARTIS AG

By:	/s/ Christian Rehm
	Name:	Christian Rehm

	Title:	Authorized Signatory

By:	/s/ Lukas Foertsch
	Name:	Lukas Foertsch

	Title:	Authorized Signatory

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

NOVARTIS AG AND NOVARTIS INSTITUTES FOR BIOMEDICAL
RESEARCH, INC.

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis AG and (ii) the business address of each director and executive officer of Novartis AG is Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship
Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors	German

Enrico Vanni, Ph.D.	Vice Chairman of the Board of Directors	Independent Director	Swiss

Nancy C. Andrews, M.D., Ph.D.	Director	Dean emerita, vice chancellor emerita for academic affairs, Duke University School of Medicine, US; Nanaline H. Duke Professor of Pediatrics, pharmacology and cancer biology, Duke University, US	American/Swiss

Ton Buechner	Director	Independent Director	Dutch/Swiss

Patrice Bula	Director	Executive vice president and head of strategic business units, marketing, sales, and Nespresso, Nestlé SA, Switzerland	Swiss

Srikant Datar, Ph.D.	Director	Dean of the Faculty and George F. Baker Professor of Administration, Harvard Business School, US	American

Elizabeth (Liz) Doherty	Director	Independent Director	British

Ann Fudge	Director	Independent Director	American

Bridgette Heller	Director	Co-founder and Chief Executive Officer, Shirley Proctor Puller Foundation, US	American

Frans van Houten	Director	Chief Executive Officer and chairman of the executive committee and the board of management, Royal Philips NV, Netherlands	Dutch

Simon Moroney	Director	Independent Director	German/New Zealander

Andreas von Planta, Ph.D.	Director	Senior Counsel, Lenz & Staehelin, Switzerland	Swiss

Charles L. Sawyers, M.D.	Director	Chair of the Human Oncology and Pathogenesis Program, Memorial Sloan-Kettering Cancer Center, US; Professor of Medicine and of Cell and Developmental Biology, Weill Cornell Graduate School of Medical Sciences, US	American

William T. Winters	Director	Chief Executive Officer and director of Standard Chartered PLC, UK	British, American

Vasant (Vas) Narasimhan, M.D.	Member of the Executive Committee; Chief Executive Officer	Member of the Executive Committee; Chief Executive Officer	American

Steven Baert	Member of the Executive Committee; Chief People and Organization Officer	Member of the Executive Committee; Chief People and Organization Officer	Belgian

Bertrand Bodson	Member of the Executive Committee; Chief Digital Officer	Member of the Executive Committee; Chief Digital Officer	Belgian

James (Jay) Bradner, M.D.	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research	American

Harry Kirsch	Member of the Executive Committee; Chief Financial Officer	Member of the Executive Committee; Chief Financial Officer	German/Swiss

Shannon Thyme Klinger	Member of the Executive Committee; Chief Legal Officer	Member of the Executive Committee; Chief Legal Officer	American

Steffen Lang, Ph.D.	Member of the Executive Committee; Global Head of Novartis Technical Operations	Member of the Executive Committee; Global Head of Novartis Technical Operations	German/Swiss

Klaus Moosmayer, Ph.D.	Member of the Executive Committee; Chief Ethics, Risk and Compliance Officer	Member of the Executive Committee; Chief Ethics, Risk and Compliance Officer	German

Richard Saynor	Member of the Executive Committee; Chief Executive Officer, Sandoz	Member of the Executive Committee; Chief Executive Officer, Sandoz	British

Susanne Schaffert, Ph.D.	Member of the Executive Committee; President, Novartis Oncology	Member of the Executive Committee; President, Novartis Oncology	German

John Tsai, M.D.	Member of the Executive Committee; Head of Global Drug Development and Chief Medical Officer	Member of the Executive Committee; Head of Global Drug Development and Chief Medical Officer	American

Marie-France Tschudin	Member of the Executive Committee; President, Novartis Pharmaceuticals	Member of the Executive Committee; President, Novartis Pharmaceuticals	Swiss

Robert Weltevreden	Member of the Executive Committee; Head of Novartis Business Services	Member of the Executive Committee; Head of Novartis Business Services	Dutch

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS INSTITUTES FOR BIOMEDICAL RESEARCH, INC.

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Institutes for BioMedical Research, Inc. (“NIBR”) are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis Institutes for BioMedical Research, Inc. and (ii) the business address of each director and executive officer for Novartis Institutes for BioMedical Research, Inc. is 250 Massachusetts Avenue, Cambridge, MA 02139, USA.

Name	Relationship to Novartis Institutes for BioMedical Research, Inc.	Present Principal Occupation	Citizenship
Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors, NIBR; Chairman of the Board of Directors; Novartis AG; Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	German

Thomas Kendris	Director	President, Novartis Corporation; US Country President, Novartis Pharmaceuticals; Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	American

Harry Kirsch	Director	Member of the Novartis AG Executive Committee; Chief Financial Officer, Novartis AG; Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	German

James (Jay) Bradner, M.D.	Vice Chairman of the Board of Directors; President	Member of the Novartis AG Executive Committee; President of NIBR; Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	American

Mark Borowsky	Chief Information Officer	Chief Information Officer, NIBR	American

Evan Beckman, M.D.	Global Head Translational Medicine	Global Head Translational Medicine, NIBR	American

Tewis Bouwmeester, Ph.D.	Head DAx, CBT, NIBR Site Head Switzerland	Head DAx, CBT, NIBR Site Head Switzerland, Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	Netherlands

Karin Briner, Ph.D.	Head, Chemistry	Head, Chemistry, NIBR	Swiss

Julie McCarthy	Officer of NIBR	General Counsel and Vice President Legal, GNF	American

Scott Brown	Vice President and General Counsel; Chief Administrative Officer; Secretary	Vice President and General Counsel; Chief Administrative Officer; Secretary, NIBR	American

Christian Bruns, Ph.D.	Global Head, ATI	Global Head, ATI, Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	German

Fenella Chisholm	Global Head People & Organization	Global Head People & Organization, NIBR	British

Stephen Cho, Ph.D.	Global Head, Portfolio Management	Global Head, Portfolio Management, NIBR	American

Shaun Coughlin	Global Head CVM	Global Head CVM, NIBR	American

Thierry Diagana, Ph.D.	Head NITD	Head NITD, One Health Plaza, East Hanover, NJ 07936	American

Christian Klee	Officer of NIBR	Country CFO USA and President, Novartis Corporation	American and Swiss

Glenn Dranoff, M.D.	Global Head, Exploratory Immuno-Oncology	Global Head, Exploratory Immuno-Oncology, NIBR	American

Jeffrey Engelman, M.D., Ph.D.	Oncology Disease Area Head	Oncology Disease Area Head, NIBR	American

Mairead Goetz	Global Head, NIBR SciOps	Global Head, NIBR SciOps	Irish

Philip Gotwals, Ph.D.	Global Head BD&L	Global Head BD&L, NIBR	American

Cynthia Grosskreutz, M.D., Ph.D.	Global Head Ophthalmology Diseases	Global Head Ophthalmology Diseases, NIBR	American

Gerald (Jerry) Joyce	Institute Director, GNF, Officer NIBR	Institute Director, GNF, Genomics Institute of the Novartis Research Foundation, 10675 John Jay Hopkins Drive, San Diego, CA 92121	American

Michaela Kneissel, Ph.D.	Global Head Musculoskeletal	Global Head Musculoskeletal, Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	Austrian

XingLi Wang	Head of CNIBR	Head of GDD China, Novartis Shanghai Campus, 4218 Kinke Road, Pudong New Area, Shanghai, China 201203, CNIBR	American and Australian

Jeffrey Lockwood	Officer of NIBR	Head, Newsroom & Channel Management, NBS	American

Vishal Patel, Ph.D.	Chief of Staff	Chief of Staff, NIBR	American

Thomas Pietzonka, Dr. sc. nat	Global Head Biotherapeutic and Analytical Tech	Global Head Biotherapeutic and Analytical Tech, NIBR, Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	Swiss

John Tallarico	Head Chemical Biology and Therapeutics	Head Chemical Biology and Therapeutics, NIBR	American

Jeffrey Porter	Officer of NIBR, Head CBT	Head Chemical Biology and Therapeutics, NIBR	American

Revathi Rammohan	Chief Financial Officer and Head of Research Operations; Treasurer	Chief Financial Officer and Head of Research Operations; Treasurer, NIBR	British

Dirk Schuebeler, Ph.D.	Senior Group Leader, Musculoskeletal, FMI	Director of FMI, Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	German

Alice Shaw, M.D., Ph.D.	Global Head Translational Clinical Oncology	Global Head Translational Clinical Oncology, NIBR	American

Jean Silveri	Global Head R&D IP	Global Head R&D IP, NIBR	American

Fiona Spence, Ph.D.	Global Head of Preclinical Safety	Global Head of Preclinical Safety, NIBR	United Kingdom

Vendana (Wendi) Yajnik, Ph.D.	Global Head of Academic Partnerships and External Innovation	Global Head of Academic Partnerships and External Innovation, NIBR	American

Haripriya (Priya) Mannan	Assistant Secretary NIBR Board	Executive Director and Associate General Counsel, NIBR	American

Patricia (Pat) Sestak	Assistant Treasurer NIBR Board	US Head of Tax & Insurance, Novartis Corporation	American

Rachel Morgan	Officer of NIBR	Global Head of Clinical Science and Innovations, NIBR	British